Exhibit (a)(1)(xix)
The Scotts Miracle-Gro Company
To All Associates
Extension of SMG’s Dutch Auction Tender
Impact on Various Benefit Plans and Programs
Today, Scotts Miracle-Gro announced that it was extending the deadline for its modified Dutch auction tender offer until midnight February 14, 2007. (See the attached press release). For eligible participants in our 401(k) plans, the Discounted Stock Purchase Plan or for associates with vested stock options or SARs, the extension effectively expires at 4 p.m. Friday, February 9, 2007. If you have not tendered shares, but are interested in doing so, or you would like to withdraw shares you have tendered, you should contact the vendor for the applicable plan as soon as possible. Each vendor has posted or will be posting something on its website or sending emails to affected individuals regarding the extension.